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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F [X]         Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes [ ]               No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-        .)


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     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "SK Telecom", "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. All references to "Korea" contained in this report shall mean The Republic of Korea.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.




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RE: SK TELECOM'S POSITION ON THE RECENT EVENTS

We regret the indictment of one of the SK Group companies because of the alleged management wrong doings.

The indictment does not mention anything about SK Telecom which proves that SK Telecom has nothing to do with the case either directly or indirectly. Therefore, there will be no impact to the company's value and its business activities.

As a leading company in Korea, SK Telecom has been in the vanguard of rational and transparent management practice. Through the adoption of audit committee which is made up by all the outside directors and a corporate charter which calls for 50% of BOD seats to be filled by outsider directors, SK Telecom has been trying to achieve sound decision making process with good oversight mechanism.

We are very frustrated by the recent event which puts a severe strain on our corporate image. SK Telecom will do its best to become a good and solid corporate member of Korea through its efforts to strengthen shareholder-oriented management practice and management transparency.

THE POSSIBILITY OF SKT'S INVOLVEMENT

Once again, we affirm that SK Telecom has nothing to do with this indictment as verified in the contents of the indictment. Thus, we expect no impact from this indictment, and we will make continued and untiring efforts to repair our damaged corporate image.

THE IMPACT TO SKT'S BUSINESS

With the creditor banks' promise to give financial assistance to SK Global's import and export activities, the chairman Chey's infusion of his private funds, together with a strict financial restructuring by SK Global, SK Global is expected to recover quickly from the incident. Nevertheless SK Telecom is taking steps to avoid any business or management difficulties from the incident. Other than the business activities to continue SK Telecom's normal and lawful business, SK Telecom will not engage in any unlawful or irregular practices beyond the approved activities under the Korean fair trade statue and other regulation to normalize SK Global business condition. SK Telecom currently leases some fixed lines from SK Global.

Furthermore, SK Telecom does not have any loan guarantee outstanding on any of SK Global's debts, and SK Telecom's total account & trade receivable with SK Global is only about 3.2 billion won at the end of last year.


SKT SHARES HELD BY SK GLOBAL

If there is a possibility of SKT shares being sold by SK Global, in order to maximize shareholder value and address the potential overhang, SK Telecom will consider plans to undertake direct purchase of these shares.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SK TELECOM CO., LTD.

                                        By: /s/ Sung Hae Cho
                                            ------------------------------------
                                            Name: Sung Hae Cho
                                            Title: Vice President IR Office



Date: March 24, 2003






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